U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

OCT 28 2003

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2003-QS19 10-27-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

03035660

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of October, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Joseph Orning
Vice President

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RFC 03S19 A4

Bond Description					
Name / Class:	RFC03S19E A4	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	5.250000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$25,272,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$25,272,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL
98-16	5.405	5.480	5.497	5.497	5.524				
98-20	5.395	5.461	5.477	5.477	5.500				
98-24	5.384	5.442	5.456	5.456	5.477				
98-28	5.373	5.424	5.435	5.435	5.453				
99-00	5.363	5.405	5.415	5.415	5.430				
99-04	5.352	5.386	5.394	5.394	5.406				
99-08	5.342	5.367	5.373	5.373	5.383				
99-12	5.331	5.349	5.353	5.353	5.359				
99-16	5.320	5.330	5.332	5.332	5.336				
WAL	19.42	8.55	7.59	7.59	6.48				
Mod. Dur	11.86	6.71	6.09	6.09	5.35				
Spread	54.8	134.0	156.2	156.2	182.1				
First Date	05/25/22	08/25/11	08/25/10	08/25/10	09/25/09				
Last Date	01/25/24	01/25/13	04/25/12	04/25/12	01/25/11				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/20/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.917	1.050	1.294	1.824	2.322	3.289	4.419	5.329
OnTR/Swp Spd	0.950	1.042	1.305	1.831/38	2.302/52	3.282/41	4.341/41	5.203/30
OnTR Price	99-24+	99-15+	100-19+	99-19+	100-06	99-09	99-08+	102-15+

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.068	100-18+	98-06

CAP VOLS (years)					
1	2	3	5	10	30
47.340	49.260	45.170	36.220	26.000	20.070

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.740	25.980	17.640	12.970

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

RFC03 S19 A5

Bond Description					
Name / Class:	RFC03S19E A5	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	5.250000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$47,906,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$47,906,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL
99-24	5.284	5.282	5.265	5.265	5.260				
99-28	5.255	5.250	5.211	5.211	5.200				
100-00	5.226	5.218	5.157	5.157	5.140				
100-04	5.197	5.187	5.104	5.104	5.080				
100-08	5.168	5.155	5.050	5.050	5.020				
100-12	5.140	5.123	4.997	4.997	4.961				
100-16	5.111	5.092	4.944	4.944	4.902				
100-20	5.082	5.060	4.891	4.891	4.842				
100-24	5.053	5.029	4.838	4.838	4.783				
WAL	5.23	4.72	2.60	2.60	2.29				
Mod. Dur	4.30	3.92	2.33	2.33	2.08				
Spread	183.7	199.5	286.2	286.2	299.6				
First Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03				
Last Date	10/25/13	03/25/13	03/25/10	03/25/10	09/25/07				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/20/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.917	1.050	1.294	1.824	2.322	3.288	4.418	5.329
OnTR/Swp Spd	0.950	1.042	1.307	1.837/38	2.302/52	3.278/41	4.337/41	5.203/30
OnTR Price	99-24+	99-15+	100-19+	99-19	100-06	99-09+	99-10	102-15+

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.068	100-18+	98-06

CAP VOLS (years)					
1	2	3	5	10	30
47.340	49.260	45.170	36.220	26.000	20.070

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.740	25.980	17.640	12.970

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

RFC03 S19 A7

Bond Description

Name / Class:	RFC03S19E A7	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	6.000000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$62,683,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$62,683,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL
98-14	6.144	6.174	6.364	6.477	6.697				
98-18	6.137	6.163	6.332	6.434	6.630				
98-22	6.129	6.152	6.301	6.390	6.563				
98-26	6.122	6.142	6.270	6.347	6.495				
98-30	6.115	6.131	6.239	6.304	6.429				
99-02	6.107	6.121	6.208	6.260	6.362				
99-06	6.100	6.110	6.177	6.217	6.295				
99-10	6.092	6.100	6.146	6.174	6.228				
99-14	6.085	6.089	6.115	6.131	6.162				
WAL	20.45	12.83	5.13	3.44	2.07				
Mod. Dur	16.98	11.90	4.05	2.91	1.88				
Spread	125.1	164.5	292.8	372.1	452.3				
First Date	11/25/13	03/25/13	11/25/03	11/25/03	11/25/03				
Last Date	01/25/28	06/25/20	02/25/14	11/25/12	11/25/06				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/20/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.917	1.050	1.294	1.824	2.322	3.288	4.418	5.329
OnTR/Swp Spd	0.950	1.042	1.307	1.837/38	2.302/52	3.278/41	4.337/41	5.203/30
OnTR Price	99-24+	99-15+	100-19+	99-19	100-06	99-09+	99-10	102-15+

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.068	100-18+	98-06

CAP VOLS (years)					
1	2	3	5	10	30
47.340	49.260	45.170	36.220	26.000	20.070

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.740	25.980	17.640	12.970

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

03QS19 NB3

Bond Description					
Name / Class:	03QS19 NB3	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$126,315,789.50	Settlement Date:	10/30/2003
Coupon:	3.000000 %	Net Coupon:	5.750000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	6.300000 %	First Pay Date:	11/25/2003
Orig. Balance:	$46,936,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$46,936,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

	1*0	1*.5	1	1*1.5	1*2				
Price	USR	USR	USR	USR	USR	NULL	NULL	NULL	NULL
100-04	2.971	2.847	2.840	2.787	2.721				
100-08	2.952	2.782	2.772	2.698	2.607				
100-12	2.934	2.716	2.703	2.610	2.493				
100-16	2.916	2.651	2.635	2.521	2.380				
100-20	2.897	2.585	2.567	2.433	2.266				
100-24	2.879	2.520	2.499	2.345	2.153				
100-28	2.861	2.455	2.431	2.257	2.040				
101-00	2.843	2.390	2.363	2.169	1.928				
101-04	2.825	2.325	2.296	2.081	1.815				
WAL	7.90	1.99	1.91	1.46	1.13				
Mod. Dur	6.78	1.90	1.82	1.41	1.09				
Spread	-98.1	74.4	77.1	88.1	89.3				
First Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03				
Last Date	09/25/17	11/25/07	10/25/07	05/25/06	09/25/05				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/21/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	0.914	1.046	1.284	1.804	2.298	3.259	4.376	5.301
OnTR/Swp Spd	0.953	1.034	1.293	1.812/39	2.278/52	3.245/41	4.295/41	5.172/30
OnTR Price	99-24+	99-15+	100-19+	99-20+	100-08+	99-14+	99-20+	102-30

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.269	6.037	100-23	98-12

CAP VOLS (years)					
1	2	3	5	10	30
47.920	48.930	45.020	36.120	25.880	19.890

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.140	25.800	17.400	12.740

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

RFC03QS191 CB

Bond Description					
Name / Class:	RFC03QS191 CB	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$189,473,684.40	Settlement Date:	10/30/2003
Coupon:	5.750000 %	Net Coupon:	5.750000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	6.300000 %	First Pay Date:	11/25/2003
Orig. Balance:	$180,000,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$180,000,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1 USR	1*1.5 USR	1*2 USR	NULL	NULL	NULL	NULL
100-00	5.784	5.738	5.679	5.611	5.541				
100-04	5.772	5.711	5.634	5.544	5.450				
100-08	5.761	5.685	5.589	5.476	5.360				
100-12	5.749	5.658	5.544	5.409	5.270				
100-16	5.738	5.632	5.498	5.342	5.180				
100-20	5.726	5.606	5.454	5.275	5.091				
100-24	5.715	5.579	5.409	5.208	5.002				
100-28	5.703	5.553	5.364	5.141	4.912				
101-00	5.692	5.527	5.319	5.075	4.823				
WAL	19.35	6.41	3.28	2.06	1.50				
Mod. Dur	10.77	4.71	2.75	1.85	1.38				
Spread	96.5	207.7	301.3	346.4	360.5				
First Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03				
Last Date	08/25/33	08/25/33	08/25/33	09/25/11	06/25/08				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/21/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.914	1.046	1.284	1.804	2.298	3.259	4.376	5.301
OnTR/Swp Spd	0.953	1.034	1.293	1.812/39	2.278/52	3.245/41	4.295/41	5.172/30
OnTR Price	99-24+	99-15+	100-19+	99-20+	100-08+	99-14+	99-20+	102-30

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.269	6.037	100-23	98-12

CAP VOLS (years)					
1	2	3	5	10	30
47.920	48.930	45.020	36.120	25.880	19.890

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.140	25.800	17.400	12.740

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

03QS19 NB1

Bond Description					
Name / Class:	03QS19 NB1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$126,315,789.50	Settlement Date:	10/30/2003
Coupon:	5.750000 %	Net Coupon:	5.750000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	6.300000 %	First Pay Date:	11/25/2003
Orig. Balance:	$25,000,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$25,000,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1 USR	1*1.5 USR	1*2 USR	NULL	NULL	NULL	NULL
100-00	5.781	5.727	5.662	5.592	5.519				
100-04	5.769	5.697	5.611	5.518	5.422				
100-08	5.757	5.668	5.560	5.445	5.324				
100-12	5.745	5.638	5.509	5.371	5.228				
100-16	5.732	5.608	5.458	5.298	5.131				
100-20	5.720	5.579	5.408	5.225	5.034				
100-24	5.708	5.549	5.357	5.152	4.938				
100-28	5.696	5.520	5.307	5.079	4.842				
101-00	5.684	5.490	5.256	5.007	4.746				
WAL	17.38	5.31	2.81	1.86	1.38				
Mod. Dur	10.13	4.18	2.44	1.69	1.28				
Spread	105.8	229.1	318.4	352.6	361.9				
First Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03				
Last Date	02/25/31	03/25/19	04/25/12	01/25/09	07/25/07				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/21/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.914	1.046	1.284	1.804	2.298	3.259	4.376	5.301
OnTR/Swp Spd	0.953	1.034	1.293	1.812/39	2.278/52	3.245/41	4.295/41	5.172/30
OnTR Price	99-24+	99-15+	100-19+	99-20+	100-08+	99-14+	99-20+	102-30

1 Mo L	3Mo L	11Cof	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.269	6.037	100-23	98-12

CAP VOLS (years)					
1	2	3	5	10	30
47.920	48.930	45.020	36.120	25.880	19.890

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.140	25.800	17.400	12.740

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vel	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT